

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Mr. LI Feilie, Chairman and Chief Executive Officer
Feishang Anthracite Resources Limited
54th Floor, International Chamber of Commerce Tower
168 Fuhua 3rd Road
Futian CBD, Shenzhen
Guangdong, China 518048

> **Re: Feishang Anthracite Resources Limited**
> **Draft Registration Statement on Form 20-F**
> **Submitted August 15, 2013**
> **CIK No. 0001584205**

Dear Mr. Feilie:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your website is www.fsanthracite.com. However, we are unable to locate any such website. Please advise.

2. Please note that if your registration statement is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements covering at least the first six months of the most recent fiscal year. Please refer to Item 8.A.5 of Form 20-F for further detail on this requirement.

3. We note that certain disclosures are incomplete, such as capitalization on page IS-17, paying agent names on page 4 and Appendices I and II. Please note that we will need sufficient time to review this disclosure once it has been provided.

Exhibit 15.1

Enforceability of Civil Liabilities, page IS-2

4. Please consider disclosing whether any treaties or reciprocity exists between the United States and the British Virgin Islands

Summary, page IS-5

5. We note your disclosure regarding the suspension of production at your Gouchang Coal Mine. Please provide us with additional information regarding this suspension including the requirements to resume production, the status of current consolidation negotiations, and the estimated costs of these activities.

6. We note that on pages IS-7 and 105 you disclose the measure "total cash operating costs" for 2012 for your mines in commercial production. If you choose to continue to present this non-IFRS measure, Item 10(e) of Regulation S-K requires you to reconcile the non-IFRS measure to the most directly comparable financial measure calculated in accordance with IFRS. Your discussion should, at a minimum include a statement that discloses:

   - Whether management uses this non-IFRS financial measure as a measure of performance or liquidity;

   - Why management believes the non-IFRS measure provides useful information to investors regarding financial condition and results of operations;

   - And the purpose(s) for which the Company's management uses the non-IFRS measure to conduct or evaluate the business.

   Further, if you continue to present this non-IFRS measure please provide this measure with a reconciliation to IFRS for each of the periods presented for the purpose of comparability.

Selected Historical Financial Information, page IS-11

7. We note that you have presented only three years of selected financial data under this heading. Please provide five years of selected financial data to comply with Item 3.A.1 of Form 20-F or tell us why the earliest two years have been omitted. Please note that in some cases, you may have to provide selected financial data for a predecessor. See the definition of predecessor in Exchange Act Rule 12b-2 and Securities Act Rule 405.

Financial Statements

Consolidated Statements of Financial Position, page F-5

8. Please tell us the basis for presenting classified assets in non-current to current order and liabilities in reverse liquidity order and how this presentation complies with paragraph 60 of IAS 1.

9. Please remove the line items labeled "net current liabilities" and "total assets less current liabilities" from the face of the statement of financial position or tell us why you believe the presentation of these subtotals are relevant to understand the company's financial position.

1.2 Significant Events, page F-11

10. We note your disclosures regarding your acquisition of Guizhou Puxin Energy Co., Ltd and the reorganization of Guizhou Yongfu Mining Co. Limited, Hainan Yangpu Dashi Industrial Co., Limited and Guizhou Dayun Mining Co., Ltd. at pages F-11 and F-12. We understand that as part of the reorganizations you made cash payments to Feishang Group Limited of RMB10 million in 2010 and payments to China Natural Resources, Inc. ofRMB70.0 million in 2010 and RMB1.02 million in 2011. Please tell us where these payments are reported in your statements of cash flows.

3. Operating Segment Information, page F-33

11. We note your disclosures indicating that you have only one reportable segment. Please tell us how many operating segments you identified in accordance with paragraphs 5 through 10 of IFRS 8. Explain how you were able to aggregate these operating segments when you applied the aggregation criteria in paragraph 12 and overcome the quantitative thresholds of paragraph 13 of IFRS 8. In your response please specifically address each of your 7 mines and include your consideration of the criteria of economic dissimilarities and classes of customer. Specifically we note:

- On pages 35 and III-29 you disclose that chemical coal and PCI coal commands a higher average selling price and profit margins than thermal coal and you intend to significantly increase your sales in these products;

- On page 62 you disclose that PCI coal is used by the steel industry, thermal coal by the power and building industries and chemical coal is used by the chemical industry.

12. Income Tax and Deferred Income Tax, page F-38

12. We note in 2012 you recorded RMB 15.3 million of deferred tax benefits generated from prior year tax losses. On page F-40 you disclose that you believe it is probable you will

earn sufficient taxable profits to utilize these assets before their expiration. Please tell us the criteria you used to assess the probability you will have sufficient taxable profits to realize the unused tax losses. In doing so, describe the convincing evidence that existed to overcome the fact you recorded increasing operating losses of RMB 22.9 million and 36.6 million in 2011 and 2012, respectively. Please provide us with proposed disclosure of the nature of the evidence that supports your position. See IAS 12.35.

28. Share-Based Compensation, F-50

13. Please tell us why you have labeled RMB 17.0 million increase to capital as a deemed contribution from the owner rather than stock compensation expense. Based on your current disclosure, it appears to be compensation for an officer's services.

14. We note that the exhibit index indicates that the company has a share option scheme and that the form related to this scheme will be provided at Exhibit 4.4 in a subsequent amendment to your filing. Please tell us why you have not provided any disclosures about the nature and extent of existing share based payment arrangements in accordance with IFRS 2. If there is an existing share option scheme please revise to include the disclosures in your amended filing.

30. Business Combinations, page F-53

15. You disclose here that RMB 9.9 million was paid during the year ended December 31, 2010 for the acquisition of Guizhou Puxin. Please tell us where this payment is presented in your statements of cash flows.

34. Transfers of Financial Assets, page F-57

16. We note your disclosure indicating that the holders of the derecognized bills have a right of recourse against you if the bank defaults on their responsibilities. Please tell us how you have satisfied the requirements of IAS 39.39 to derecognize the full value of the bills and the associated trade payables of RMB22.5 million.

Item 1. Identity of Directors, Senior Management and Advisers

17. It appears that the list of management includes only directors. Please provide the information called for by Item 1.A. of Form 20-F for your senior management or advise. Please also clarify whether your named auditor has been your auditor for the preceding three years. If this is not the case, please provide the information called for by Item 1.C. of Form 20-F.

Item 4. Information on the Company

Regulation, page 69

18. Include discussion of the Catalogue for the Guidance of Foreign Investment Industries and make clear the category that includes your business. If your business is in a category that is restricted or prohibited, please make clear how the corporate structure you describe in this filing is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies. Consider including an associated risk factor as necessary.

History and Development, page 79

19. Please supplementally provide us with legible corporate structure tables indicating the corporate structure before and after the spin off as noted on pages 80 and 82.

Business, page 87

20. Please provide the disclosure required by Items 4.A.5 and 4.A.6 of Form 20-F.

Our Strengths, page 88

21. We note that you are "[w]ell-positioned to capitalize on industry consolidation opportunities in Guizhou." See page 89. We also note that the operations at one of your four operational mines were suspended because of the industry consolidation measures. Please revise to address in greater detail why the operations at the Gouchang Coal Mine were suspended and also address whether the suspension may affect your ability to become one of the mining companies to act as a consolidator in connection with the Guizhou's coal industry consolidation process.

Coal Trading, page 107

22. We note that you have generated revenue by "selling coal that [you] purchased from third party suppliers." Please revise to expand on why coal trading comprised such a difference in total revenue from 31.5% in 2011 to .8% in 2012.

Properties, page 110

23. Revise to disclose all information required by Item 4.D. of Form 20-F under this heading. Include in your discussion factors such as the productive capacity of each property and how such assets are held. With respect to the properties you expect to construct, such as Dayuan Coal Mine, Dayun Coal Mine, Yongsheng Coal Mine, your beneficiation plant and your shipping port, include information called for by this Item requirements such as estimated construction start and completion dates, expenditures paid to date and

anticipated financing sources for each project. In this regard, we note information disclosed about your properties throughout the documents, such as in Appendix V.

Liquidity and Capital Resources, page 141

24. Revise your discussion of capital expenditures on page 142 to include capital expenditures from December 31, 2012 to the date of the listing document. See Item 4.A.5. of Form 20-F.

Item 5. Operating and Financial Review and Prospects

25. Please revise the disclosure to include a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D. of Form 20-F. In this regard, we note a general discussion on supply and demand on page 122.

Item 6. Directors, Senior Management and Employees

26. We are unable to locate any discussion relating to director terms in accordance with Item 6.C.1. of Form 20-F. We do note, however, the brief mention in Appendix V, page V-15, that directors have up to three year terms. Please revise or advise.

Directors and Senior Management, page 168

27. We note your statement on page 168 that you "have entered" into service contracts with all of your executive directors and independent non-executive directors but are unable to locate any discussion relating to the service contracts. Please revise to provide the disclosure required by Item 6.C.2. of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

28. We note your various discussions and tables illustrating your related party transactions throughout your Listing Document. Consider revising to provide all required Item 7 information in one location. In addition, please add a column to your table on pages 159 to 160 to provide for the interest rate, if any, and the largest amount outstanding during the period covered on the specified loans. Also, please revise to specifically address each related party transaction and provide the information called for by Item 7.B. of Form 20-F for the preceding three financial years through the date of the information currently provided. We note, non-exclusively, your tables set forth in Note 24 to the financial statements which provide general loan balance and interest rate range information.

29. Please disclose the portion of each class of securities held in the host country and the number of record holders in the host country assuming the spin-off has occurred.

Item 19. Exhibits

30. We note that you will be filing several exhibits by amendment. Please advise as to when you expect to file them.

Appendix III
Independent Technical Review of Seven Coal Mines page III-1

31. We note your disclosure of mineralized estimates using terms other than proven or probable reserves. For instance you disclose 331, 332, and 333 resource categories and measured, indicated, and inferred resources in the technical report that is attached to your listing statement. Please tell us the basis for including these estimates in your disclosure.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings, at (202) 551-3258, if you have questions regarding international comments. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.


Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
